File no: 0-29718

02016603

P.E. 12/31/01

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2001.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

December 7, 2001

Las Vegas From Home.com Entertainment Inc. (the "Company") announces a non-brokered Private Placement Financing for up to 2,000,000 units at a price of $0.25 per unit, for total proceeds of $500,000. Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.40 per common share in the first year and at $1.00 per common share in the second year. This transaction is subject to the approval of the regulatory authorities. The Company will expend the proceeds from this non-brokered private placement towards software development, and any unspent amounts will be added towards general working capital.

The Company has today granted a total of 321,374 incentive share purchase options to directors and employees all at $0.22 per common share, subject to regulatory approval.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Jacob H. Kalpakian"

Jacob H. Kalpakian,
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRDEC7.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")
P.O. Box 10147
#1460-701 West Georgia Street
Vancouver, BC V7Y 1C6

2. Date of Material Change:

December 18, 2001

3. News Release:

News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

The Company announced the launch of its software for real money use. The software can be viewed at the URL www.gutspoker.com.

The Company's software was built exclusively by the Company and is owned outright by the Company. Furthermore certain important features and components of the software are patent pending.

President and CEO, Jake Kalpakian states "We are all excited about the launch, but what is more intriguing is the favorable initial reaction to our specialty Guts Poker games. To the best of our knowledge, our site is the only one out there to offer these specialty games which are also patent pending as far as their play on the Internet is concerned. As a result of the universal admiration in the poker world of guts-style poker games, we believe that in due course we will be able to build market share rapidly for all our games." The Company will continue to develop its other software and shall also actively pursue opportunities for licensing its unique proprietary software to third parties. As well, the Company maintains its strategic relationship with Cryptologic Inc. of Toronto, Canada (TSE: CRY; NASDAQ: CRYP).

5. Full Description of Material Change:

See attached Schedule "A"

6. Senior Officer:

Jacob H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 18th day of December, 2001.

LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Jacob H. Kalpakian"

President

c.c.: Canadian Venture Exchange
Attention: Listings

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

F27Dec18

SCHEDULE "A"

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

December 18, 2001

The Company is pleased to announce the launch of its software for real money use. The software can be viewed at the URL www.gutspoker.com.

The Company's software was built exclusively by the Company and is owned outright by the Company. Furthermore certain important features and components of the software are patent pending.

President and CEO, Jake Kalpakian states "We are all excited about the launch, but what is more intriguing is the favorable initial reaction to our specialty Guts Poker games. To the best of our knowledge, our site is the only one out there to offer these specialty games which are also patent pending as far as their play on the Internet is concerned. As a result of the universal admiration in the poker world of guts-style poker games, we believe that in due course we will be able to build market share rapidly for all our games." The Company will continue to develop its other software and shall also actively pursue opportunities for licensing its unique proprietary software to third parties. As well, the Company maintains its strategic relationship with Cryptologic Inc. of Toronto, Canada (TSE: CRY; NASDAQ: CRYP).

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Jacob H. Kalpakian"

Jacob H. Kalpakian,
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRDEC18.DOC

LasVegasFromHome.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

December 18, 2001

The Company is pleased to announce the launch of its software for real money use. The software can be viewed at the URL www.gutspoker.com.

The Company's software was built exclusively by the Company and is owned outright by the Company. Furthermore certain important features and components of the software are patent pending.

President and CEO, Jake Kalpakian states "We are all excited about the launch, but what is more intriguing is the favorable initial reaction to our specialty Guts Poker games. To the best of our knowledge, our site is the only one out there to offer these specialty games which are also patent pending as far as their play on the Internet is concerned. As a result of the universal admiration in the poker world of guts-style poker games, we believe that in due course we will be able to build market share rapidly for all our games." The Company will continue to develop its other software and shall also actively pursue opportunities for licensing its unique proprietary software to third parties. As well, the Company maintains its strategic relationship with Cryptologic Inc. of Toronto, Canada (TSE: CRY; NASDAQ: CRYP).

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Jacob H. Kalpakian"

Jacob H. Kalpakian,
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRDEC18.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

Las Vegas From Home.com ENTERTAINMENT INC.

NEWS RELEASE

Symbols: LVH.CDNX
LVFHF.OTC Bulletin Board
LVH.Berlin Stock Exchange

December 21, 2001

Further to the Company's new release dated December 7, 2001, the Company announces that the non-brokered Private Placement Financing has been amended to 2,500,000 units at a price of $0.20 per unit for total proceeds of $500,000. Each unit will now consist of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year and at $0.70 per common share in the second year. This transaction is subject to the approval of the regulatory authorities. The Company will expend the proceeds from this non-brokered private placement towards software development, and any unspent amounts will be added towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LASVEGASFROMHOME.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Jacob H. Kalpakian"

Jacob H. Kalpakian,
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LNRDEC21.DOC

1460 - 701 West Georgia Street, P.O. Box 10147, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-0204 1-(888) 613-7333(U.S.) Fax: (604) 681-9428 www.lasvegasfromhome.com email@lasvegasfromhome.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date Dec 31, 2001 By ______________
(Signature)*

*Print the name and title of the signing officer under his signature.